Sentinel Omaha
Limited Liability Company

Independent Auditors’ Report

Consolidated Financial Statements
December 31, 2009

SENTINEL OMAHA LIMITED LIABILITY COMPANY

TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS' REPORT 1

CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009:

Statement of Assets, Liabilities and Members’ Equity 2

Schedule of Investments 3

Statement of Operations 4

Statement of Changes in Members' Equity 5

Statement of Cash Flows 6

Notes to Consolidated Financial Statements 7-14

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

INDEPENDENT AUDITORS’ REPORT

To the Members of
Sentinel Omaha Limited Liability Company:

We have audited the accompanying consolidated statement of assets, liabilities and members’ equity of Sentinel Omaha Limited Liability Company and subsidiaries (the “Company”), including the consolidated schedule of investments, as of December 31, 2009, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sentinel Omaha Limited Liability Company and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP
April 29, 2010

SENTINEL OMAHA LIMITED LIABILITY COMPANY

CONSOLIDATED STATEMENT OF ASSETS, LIABILITIES AND MEMBERS’ EQUITY

December 31, 2009

ASSETS

Investment in real estate properties, at fair value
(cost - $476,101,135)	$355,200,000

Cash and cash equivalents	1,774,644

Restricted cash	3,855,475

Cash held in escrow by lenders	6,474,365

Prepaid expenses and other assets	1,155,984

Tenant security deposits	84,887

Deferred costs (net of accumulated amortization of $181,748)	441,388

Total assets	$368,986,743

LIABILITIES AND MEMBERS' EQUITY

Mortgage notes, bonds and credit facilities payable
(cost - $364,608,410 )	$344,361,319

Accounts payable and accrued expenses	7,815,552

Prepaid rent	483,058

Tenant security deposits payable	1,114,980

Deferred revenue	127,113

Total liabilities	353,902,022

Members’ equity	15,084,721

Total liabilities and members’ equity	$368,986,743

See notes to consolidated financial statements.

SENTINEL OMAHA LIMITED LIABILITY COMPANY

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2009

As of December 31, 2009, the Company owned the following real estate properties:

                                                                                                             NUMBER                           PURCHASE                  HISTORICAL                    FAIR
PROPERTY	LOCATION	OF UNITS	ALLOCATION(1)	COST (2)	VALUE__

Residential:

Arbor Hill	Antioch, TN	548	$32,320,781	$33,175,405	$28,100,000	(3)
Arbors of Dublin	Dublin,OH	288	16,771,849	17,838,663	18,500,000	(4)
Bluff Ridge	Jacksonville,NC	108	8,434,421	8,852,471	7,500,000	(3)
Brentwood Oaks	Nashville, TN	262	20,256,609	20,878,608	15,000,000	(3)
Coral Point	Mesa, AZ	337	24,798,298	25,918,505	16,200,000	(3)
Cornerstone Apartments	Independence, MO	420	36,183,516	36,679,004	29,600,000	(3)
Covey at Fox Valley	Aurora, IL	216	23,511,386	24,402,242	17,300,000	(3)
Elliot’s Crossing	Tempe, AZ	247	19,638,653	20,183,319	14,600,000	(3)
Fox Hollow	High Point, NC	184	7,764,467	8,346,987	6,100,000	(3)
Greenhouse Apartments	Omaha, NE	129	17,586,793	18,024,929	13,400,000	(3)
Highland Park Apartments	Reynoldsburg, OH	238	11,347,222	11,148,747	9,700,000	(3)
Hunt’s View Apartments	Greensboro, NC	240	14,026,038	14,632,403	11,000,000	(3)
Jackson Park Place I	Fresno, CA	296	31,633,829	32,901,038	21,300,000	(3)
Jackson Park Place II	Fresno, CA	80	11,999,177	12,528,178	8,000,000	(3)
Lakes of Northdale	Tampa, FL	216	17,127,825	17,859,806	12,500,000	(4)
Littlestone at Village Green	Gallatin, TN	200	14,598,998	15,165,796	10,200,000	(3)
Misty Springs	Daytona Beach, FL	128	9,131,372	9,560,140	6,200,000	(3)
Morganton Place	Fayetteville, NC	280	18,885,703	19,742,137	18,600,000	(3)
Oakhurst Apartments	Ocala, FL	214	17,388,805	17,741,807	9,200,000	(3)
Oakwell Farms	Hermitage, TN	414	28,050,074	28,995,824	22,400,000	(3)
The Park at Countryside	Port Orange, FL	120	9,243,364	9,560,626	4,600,000	(3)
The Reserve at Wescott	Summerville, SC	192	16,236,884	16,557,107	14,100,000	(3)
The Reserve at Wescott II	Summerville, SC	96	5,999,588	9,955,169	6,600,000	(3)
Village at Cliffdale	Fayetteville, NC	356	23,726,370	24,520,193	21,000,000	(3)
Woodberry Apartments	Asheville, NC	168	11,899,182	12,449,668	9,200,000	(3)

Subtotal		5,977	448,561,204	467,618,772	350,900,000

Commercial:

The Exchange at Palm Bay	Palm Bay, FL	72,007 SF	8,099,444	8,482,363	4,300,000	(3)

Total			$456,660,648	$476,101,135	$355,200,000	(5)

(1)	Purchase price allocation is based on fair value as determined by the Manager on September 18, 2007 at time that APRO was acquired.
(2)	Historical cost equals the purchase price allocation plus capital improvements made from the acquisition date through December 31, 2009.
(3)	Fair value is as determined by the Manager at December 31, 2009.
(4)	Fair value is as determined by independent appraiser at December 31, 2009.
(5)	Fair value of the investments in real estate as a percentage of net assets is 2,354.7%

See notes to consolidated financial statements

SENTINEL OMAHA LIMITED LIABILITY COMPANY

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2009

OPERATING REVENUES:

Base rent	$46,154,564
Other rental income	3,964,409

Total operating revenues	50,118,973

OPERATING EXPENSES:

Payroll and related costs	7,213,274
Repairs and maintenance	5,401,388
Real property taxes	5,113,868
Utilities	3,274,719
General and administrative	2,455,762
Property management fees	2,264,942
Insurance	1,222,021
Advertising	1,185,358

Total operating expenses	28,131,332

INCOME FROM OPERATIONS	21,987,641

OTHER INCOME (EXPENSE):

Interest on mortgage notes, bonds and credit facilities payable	(18,161,514)
Amortization of deferred financing costs	(1,162,270)
Professional fees	(466,200)
Interest income	85,436

INCOME BEFORE NET UNREALIZED DEPRECIATION AND
APPRECIATION AND REALIZED GAIN AND LOSS	2,283,093

Net unrealized depreciation of investment in real estate properties	(69,748,604)
Net unrealized appreciation on fair value of mortgage notes and bonds	5,481,881
Net unrealized appreciation of interest rate cap and swap agreements	343,360
Realized gain on mortgage notes	674,420
Realized loss on sales of real estate properties	(141,246)

NET INVESTMENT LOSS	$(61,107,096)

See notes to consolidated financial statements

SENTINEL OMAHA LIMITED LIABILITY COMPANY

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the year ended December 31, 2009

	Member I	Member II	Member III	Total

Members’ equity at beginning of the
year	$26,667,137	$26,667,137	$22,857,543	$76,191,817

Income before net unrealized depreciation
and appreciation and realized
gain and loss	799,082	799,082	684,929	2,283,093

Net unrealized depreciation of investment

In real estate properties	(24,412,011)	(24,412,011)	(20,924,582)	(69,748,604)

Net unrealized appreciation on fair value
of mortgage notes and bonds	1,918,658	1,918,658	1,644,565	5,481,881

Net unrealized appreciation of interest
rate cap and swap agreements	120,175	120,175	103,010	343,360

Realized gain on mortgage
notes payable	236,047	236,047	202,326	674,420

Realized loss on sales of real estate
properties	(49,436)	(49,436)	(42,374)	(141,246)

Members’ equity at end of year	$5,279,652	$5,279,652	$4,525,417	$15,084,721

See notes to consolidated financial statements.

SENTINEL OMAHA LIMITED LIABILITY COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:

Net investment loss	$(61,107,096)
Adjustments to reconcile net investment loss to
net cash provided by operating activities:
Net unrealized depreciation of investment in real estate properties	69,748,604
Net unrealized appreciation on fair value of mortgage notes and bonds	(5,481,881)
Net unrealized appreciation of interest rate cap and swap agreements	(343,360)
Realized gain on mortgage notes payable	(674,420)
Realized loss on sales of real estate properties	141,246
Amortization of deferred financing costs	1,162,270
Changes in operating assets and liabilities:
Increase in cash held in escrow by lenders	(442,992)
Decrease in prepaid expenses and other assets	241,337
Decrease in tenant security deposits	48,972
Increase in accounts payable and accrued expenses	121,323
Decrease in deferred revenue	(28,797)
Decrease in prepaid rent	(84,176)
Decrease in tenant security deposits payable	(46,455)

Net cash provided by operating activities	3,254,575

CASH FLOWS FROM INVESTING ACTIVITIES:

Capital additions to real estate properties	(4,961,199)
Increase in restricted cash	(1,861,636)
Proceeds from sales of real estate properties	24,371,349

Net cash provided by investing activities	17,548,514

CASH FLOWS FROM FINANCING ACTIVITIES:

Payments of mortgage notes, bonds and credit facilities	(41,313,465)
Proceeds from mortgage notes, bonds and credit facilities	18,796,000
Purchase and settlement of interest rate derivatives	(506,519)
Deferred financing costs	(1,035,564)

Net cash used in financing activities	(24,059,548)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,256,459)

CASH AND CASH EQUIVALENTS, beginning of year	5,031,103

CASH AND CASH EQUIVALENTS, end of year	$1,774,644

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest	$18,505,168

See notes to consolidated financial statements.

SENTINEL OMAHA LIMITED LIABILITY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2009

1.	ORGANIZATION

Sentinel Omaha Limited Liability Company (the "Company") was organized on June 4, 2007 as a Delaware limited liability company for the purpose of acquiring all of the outstanding stock of America First Apartment Investors, Inc.  Sentoma, LLC (the “Manager”), an affiliate of each of the members, serves as the Manager of the Company. Net profits and losses of the Company shall be allocated to the members of the Company in proportion to their respective percentage interests.  The Company shall be dissolved upon the sale or other disposition of all or substantially all of the assets of the Company or the election to dissolve the Company made in writing by the Manager with the consent of the members.

The members have agreed to contribute, in cash, an additional $12,400,000 to the capital of the Company, as and when required, as determined by the Manager.  In addition, no member shall have any liability to restore any negative balance in its capital account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation - The accompanying consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  The Company carries its investments and certain liabilities at fair value.

The Company acquired America First Apartment Investors, Inc. (“APRO”) through Sentinel White Plains, a wholly owned limited liability company, on September 18, 2007.  Sentinel White Plains holds the assets and liabilities of the properties formerly owned by APRO through wholly owned single asset limited partnerships or limited liability companies.  The financial statements of these subsidiaries are consolidated with those of the Company. All transactions between the Company and these subsidiaries have been eliminated.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period.  Significant items subject to such estimates and assumptions include the fair value of real estate owned, fair value of mortgage notes, bonds and credit facilities, and fair value of derivatives.   Actual results could differ from those estimates.

b. Real Estate Property Valuation - Investment in real estate properties is reported at fair value.   At December 31, 2009, the fair value of the investment in real estate is equal to either the value determined by independent appraisals or internal valuations by the Manager.  No provision is made for depreciation of the historical cost of the real estate properties; however the effects of actual physical deterioration or obsolescence, if any, were considered in applying the methods used in estimating fair value.

Determination of fair value involves numerous estimates and subjective judgments that are subject to change in response to current and future economic and market conditions, including, among other things, demand for residential apartments, competition, and operating cost levels such as labor, energy costs and real estate taxes. Judgments regarding these factors are not subject to precise quantification or verification and may change from time to time as economic and market factors change and such changes may be material to the fair value presented.

Expenditures for improvements which, in the opinion of the Manager, increase the fair value of the real estate owned, generally renewals and betterments, are capitalized. Repair and maintenance costs are expensed as incurred.

c.      Cash and Cash Equivalents - For financial reporting purposes, overnight investments and short-term deposits with maturities of three months or less at time of purchase are considered to be cash equivalents.

d.      Restricted Cash – Includes restricted deposits in conjunction with the Company’s debt agreements and interest rate swap agreements.

e.      Deferred Costs – Costs incurred in connection with the unsecured credit facility are capitalized and amortized using the straight-line method over the term of the related debt agreement.

f.      Derivative Financial Instruments – To manage or hedge its interest rate risk on its bonds and mortgage notes payable, the Company may enter into interest rate swap and cap agreements, which meet the definition of a derivative and are marked to fair value, based on values provided by the counterparties, through the statement of operations.

g.      Mortgage notes, bonds and credit facilities payable – Mortgage notes, bonds payable and certain credit facilities owed by the Company and its subsidiaries are reported at fair value as determined by discounting future payments required under the terms of the obligations at rates currently available to the Company for debt with similar maturities, terms and underlying collateral.  Financial costs associated with such debt are expensed as incurred.  The difference between cost and fair values is reflected as a component of earnings in the net change in value of mortgages notes and bonds payable section of the accompanying consolidated statement of operations.  The unsecured credit facility is carried at amortized cost.

h      Rental Income - Leases at residential properties generally have terms of one year or less and rental income is recognized when payment is due pursuant to the terms of the leases.  Reimbursements for utilities and other expense recoveries are recorded as revenue when earned.

i.      Income Taxes – Generally, there is no provision for federal income taxes in the accompanying consolidated financial statements as each member is responsible for reporting its allocable share of the income, gains, losses and credits of the Company.

The Company was subject to tax in several states for the tax year ended December 31, 2009.  The majority of state tax was paid to the state of Tennessee.   The Tennessee excise tax is equal to 6.5% of Tennessee taxable income.  The Tennessee franchise tax equates to .25% of the greater of net worth or real and tangible property.  The Tennessee excise and franchise taxes had an immaterial impact on the Company in 2009.

j.      Sales of investment in real properties - Sales of real estate owned are recognized in accordance with U.S. generally accepted accounting principles, applicable to sales of real estate.  Gain on sales of real estate are recorded when title is conveyed to the buyer, subject to the buyer’s financial commitment being sufficient to provide economic substance to the sale and the Fund having no substantial continuing involvement with the buyer.

k.      New Accounting Pronouncements - The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“Codification”) was released on July 1, 2009. The Codification became the exclusive authoritative reference for non-governmental U.S. generally accepted accounting principles (“GAAP”) for use in financial statements issued for interim and annual periods ending after September 15, 2009. The FASB divided non-governmental U.S. GAAP into the authoritative codification and guidance that is nonauthoritative. The Codification supersedes all existing accounting and reporting standards. All other non-grandfathered accounting literature not included in the Codification has become nonauthoritative.

The FASB issued ASC subtopic 740-10, Income Taxes - Overall, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements.  Tax positions must meet a "more likely than not" recognition threshold at the effective date to be recognized upon the adoption of ASC subtopic 740-10 and in subsequent periods. The FASB subsequently issued guidance regarding the deferral of the effective date of adoption of ASC subtopic 740-10 for nonpublic entities to fiscal years beginning after December 15, 2008, in which the impact of adoption should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. The Company has adopted this standard effective January 1, 2009. The adoption of ASC subtopic 740-10 did not have a material impact on the Company’s consolidated financial statements.  However, the Company’s conclusions may be subject to review and adjustment at a later date based on on-going analyses of tax laws, regulations and interpretations thereof and other factors.  At December 31, 2009, the Company is not aware of any material uncertain tax positions in the current or reviewable tax years.

In March 2008, the FASB issued an update to ASC 815, Derivatives and Hedging. The amended guidance contained in ASC 815 requires enhanced disclosures related to derivative instruments and hedging activities, including disclosures regarding how an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for and the impact of derivative instruments and related hedged items on an entity’s financial position, financial performance and cash flows. It also provided a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock. The amended guidance became effective on January 1, 2009. The adoption of this guidance on January 1, 2009 did not have a material effect on the Company’s consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, which provides alternatives to measuring the fair value of liabilities when a quoted price for an identical liability traded in an active market does not exist. The alternatives include using the quoted price for the identical liability when traded as an asset or the quoted price of a similar liability or of a similar liability when traded as an asset, in addition to valuation techniques based on the amount an entity would pay to transfer the identical liability (or receive to enter into an identical liability). The amended guidance is effective for the Company beginning January 1, 2010, and is not expected to have a material impact on the Company’s consolidated financial statements.

3.           SALE OF REAL ESTATE PROPERTIES

On July 2, 2009, The Hunt Apartments was sold for $9,425,000 in an all cash transaction.  The carrying value of the property on the date of sale was $9,409,825 and resulted in a net loss of $109,882 after transaction closing costs of $125,057.  The proceeds of the sale were used to retire the mortgage on the property.

    On July 23, 2009, Tregaron Oaks Apartments was sold for $15,600,000 in an all cash transaction.  The carrying value of the property on the date of sale was $15,102,770 and resulted in a net loss of $31,364 after transaction closing costs of $528,594.  The proceeds of the sale were used to retire the mortgage on the property.

4.	MORTGAGE NOTES, BONDS AND CREDIT FACILITIES PAYABLE

 The following summarizes the Company’s debt at December 31, 2009:

                           INTEREST                  MATURITY                         MONTHLY          PRINCIPAL
  PROPERTY                                                 RATE                           DATE                              PAYMENT                                 AT 12/31/09

Mortgage Notes Payable:

Fox Hollow	6.91%	03/01/11	$41,072	$5,557,076
Bluff Ridge	5.84%	09/01/13	31,704	5,299,651
Highland Park	4.69%	09/01/13	36,263	6,258,946
Hunt’s View Apartments	5.83%	01/01/12	42,384	6,366,024
Misty Springs	5.37%	01/01/13	31,832	7,120,000
Oakwell Farms	5.63%	02/01/14	91,038	15,640,973
Park at Countryside	5.46%	02/01/14	16,902	2,957,698
The Reserve at Wescott Plantation	5.75%	11/01/44	65,635	11,849,388
Coral Point	5.22%	03/01/13	72,172	16,056,000
Jackson Park Place I	5.23%	12/01/12	107,438	18,965,725
Oakhurst Apartments	5.37%	01/01/13	52,577	11,760,000

Total Mortgage Notes Payable				107,831,481

Bonds Payable:

Arbor Hill (1) (2)	1.47%	12/01/25	33,586	26,150,000
Brentwood Oaks (2)	1.29%	07/15/31	11,984	11,320,000
Covey at Fox Valley (2)	1.29%	10/15/27	12,244	12,410,000
Elliots Crossing (3)	5.38%	04/01/30	37,177	8,300,000
The Exchange at Palm Bay (4)	6.75%	11/01/10	37,633	4,561,721
Lakes of Northdale (2)	1.29%	05/15/12	10,096	9,610,000

Total Bonds Payable	72,351,721

Subtotal	180,183,202

Secured Credit Facility (5)	84,718,000
Construction Credit Facility for The Reserve at Wescott Phase II (6)	5,982,208

270,883,410
Plus: Net unrealized depreciation on Mortgage Notes, Bonds and
Credit facilities payable (7)	(20,247,091)

Mortgage Notes, Bonds and Secured Credit Facilities Payable, at Fair Value	250,636,319

Unsecured Credit Facility (8)	93,725,000

Total Mortgage Notes, Bonds, and Credit Facilities Payable	$344,361,319

(1)	The bond is also collateralized with Littlestone at Village Green.
(2)	The interest rate is based on a weekly variable rate, which is determined by a highly rated bond composite variable rate.
(3)	The rate is fixed at 5.38% through May, 2010. Thereafter the rate is based on the SIFMA Municipal Swap Index (formerly the BMA Municipal Swap Index).
(4)	The property is scheduled to be sold before the loan matures.
(5)
The secured credit facility (the “Facility”) in the amount of $84,718,000 is collateralized by Arbors of Dublin, Cornerstone, Morganton Place, The Greenhouse, Village at Cliffdale and Woodberry.  The Facility provides for an interest only monthly payment which is based upon a fixed rate through 2012, after which time it shall include principal to amortize the outstanding balance over a 30 year period and each draw matures on dates ranging from October, 2016 to October, 2017.  The interest rates for each draw vary from 5.44% to 5.68%.   The outstanding amount of the Facility is $84,718,000 at December 31, 2009.  The Facility may be prepaid with penalty.

(6)
In connection with the construction of The Reserve at Wescott Phase II, APRO entered into a construction credit facility with a bank, in the amount of $6,314,000 with a maturity date of April 11, 2010. The loan provides interest of LIBOR plus 1.65%, which was 1.89% at December 31, 2009.  The outstanding balance of the loan is $5,982,208 at December 31, 2009.  The Company received a notice of default from the lender regarding compliance with certain covenants, which the Company does not agree with.  The Company is currently in discussion with the lender to extend and/or modify the loan to cure the defaults.

(7)
This amount is the net of the net unrealized depreciation of the mortgages, bonds and credit facilities for the period of inception to December 31, 2009 and the mark to market adjustment of debt at the time of the APRO acquisition.

(8)
In connection with the acquisition of APRO, the Company entered into an unsecured credit facility (the “Loan”) with a bank, in the amount of $175,000,000 that has been extended to May 31, 2011. At December 31, 2009, the interest rate on the Loan was based upon a blended rate of LIBOR plus 5.85%, which was 6.08% at December 31, 2009.  The maximum amount of the Loan was reduced to $93,725,000 as of 12/31/09 and any principal that is repaid shall not be re-borrowed.  The Loan may be prepaid without penalty, requires mandatory repayments from the proceeds of sales, and restricts distributions until the loan is paid in full.  As of and for the year ended December 31, 2009, the Company is not in compliance with certain financial ratios which must be maintained during the life of the Loan.

On April 14, 2010, the Company executed the Fourth Amendment to the Loan Agreement, which reduced the blended interest rate on the loan from LIBOR plus 5.85% to LIBOR plus 3.86%, as of February 1, 2010.  Additionally, the Company’s financial ratio requirements were waived at December 31, 2009 and March 31, 2010 and were relaxed prospectively.  Furthermore, the maturity date was extended from May 31, 2011 to May 31, 2012, with an option for an additional one year extension, at which time exit fees are to be paid on a portion of any remaining balances.

Scheduled principal payments on mortgage notes, bonds and secured credit facilities are as follows:

2010	$ 11,640,812
2011	100,604,720
2012	35,172,761
2013	45,390,254
2014	17,666,469
Thereafter	154,133,394
$364,608,410

5.           INTEREST RATE DERIVATIVES

The Company manages and hedges its exposure to interest rate volatility on variable rate mortgage loans through interest rate swap agreements (the “Rate Swaps”) in order to control interest expense.  In addition, the Company entered into LIBOR rate cap agreements (the “Rate Caps”) to manage its exposure to increases in LIBOR on its variable rate borrowings in order to control interest expense.

The following summarizes the Company’s Rate Swaps and Rate Caps at December 31, 2009:
                      Receive/
Type                               Maturity                              Notional Amount                         Cap Rate                      Pay Rate                      Fair Value

Variable to fixed swap	01/15/12	$11,320,000	3.44%	3.69%	$(551,173)
Variable to fixed swap	12/15/16	12,410,000	3.44%	3.69%	(849,930)
Fixed to variable swap (1)	05/01/10	4,587,491	7.75%	2.27%	(399,887)
Fixed to variable swap (1)	05/01/10	8,300,000	5.36%	2.00%	(168,331)
Libor Cap	01/01/15	13,400,000	6.00%	n/a	98,438
Libor Cap	01/01/15	12,750,000	6.00%	n/a	93,663
Libor Cap	09/15/11	11,320,000	6.22%	n/a	1,594
Libor Cap	09/19/12	9,610,000	7.30%	n/a	6,406

		$83,697,491			$(1,769,220)

(1)  All payments under the swap agreements, including the notional amount are guaranteed by the Company.

The Company is exposed to credit losses from counter party non-performance, but does not anticipate any losses from its agreements. The net fair value of the Rate Swaps and Rate Caps is estimated to be ($1,769,220) as of December 31, 2009, and is reported under accounts payable and accrued expenses in the accompanying consolidated statement of assets, liabilities and members’ equity. The Company made $93,373 in net payments to the Rate Swaps and Rate Caps during the year ended December 31, 2009, which are included on the accompanying consolidated statement of operations as an increase of interest expense.  The Company recognized net unrealized appreciation on the Rate Swaps and Rate Caps of $343,360 for the year ended December 31, 2009.

6.           FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, cash equivalents, restricted cash, interest rate derivatives, accounts payable and loans payable.  Cash, cash equivalents, restricted cash and accounts payable are carried at amounts that approximate their fair value.  The interest rate caps and swaps are carried at fair value as described in note 5.  The fair value of the mortgage notes and bonds payable has been determined by discounting the future payments required under the terms of the notes at rates available to the Company for debt with similar maturities, terms, and underlying collateral as described in note 4.  The fair value of the unsecured credit facility is approximately $93,725,000 at December 31, 2009.

7.           INSURANCE

The Company’s insurance coverage for general liability, real and personal property, and worker’s compensation is included in umbrella policies with other properties managed by affiliates of the Manager.  The Company retains a portion of the risks related to some of these programs, of which exposure is generally limited to a per incident deductible under the related insurance policy.  Annually, both premiums and an estimate of the self insurance retention under the umbrella policies are allocated to the covered entities based on the insurance rates.  For the year ended December 31, 2009, such allocation to the Company amounted to $1,401,576.

8.           ASSETS MEASURED AT FAIR VALUE ON A RECURRING BASIS

The Company uses a three-tier valuation hierarchy that prioritizes the assumptions, referred to as inputs, used in valuation techniques to measure fair value.  Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The three levels of fair value hierarchy are described below.

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

•	Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active, dealer or broker markets;

•	Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value.  Accordingly, when available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value.  If market data is not readily available, fair value is based upon other significant unobservable inputs such as inputs that reflect the Company’s own assumptions about the inputs market participants would use in valuing the investments.  Investments valued using unobservable inputs are classified to the lowest level of any input that is most significant to the valuation.  Thus, a valuation may be classified in Level 3 even though the valuation may include significant inputs that are readily observable.

The following major categories of assets and liabilities were measured at fair value on a recurring basis at December 31, 2009, using significant unobservable inputs (level 3):

                                Level 3: Significant
    Unobservable Inputs

Investment in real estate properties	$355,200,000

Interest rate derivatives, net	$1,769,220
Mortgage notes, bonds payable and certain credit facilities	250,636,319

Total Liabilities	$252,405,539

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2009:

                                  Investment in
            Real Estate
                                    Properties

Beginning balance – January 1, 2009	$444,500,000
Total realized and unrealized gains and
losses included in changes in net assets	(69,748,604)
Purchases, capital additions, issuances
and settlements	4,961,199
Carrying value of sold real estate properties	(24,512,595)

Ending balance – December 31, 2009	$355,200,000

    Mortgage Notes,
    Bonds Payable                             Interest
    and certain                             Rate                              Total
                   Credit Facilities                          Derivatives                                 Liabilities

Beginning balance – January 1, 2009	$269,235,085	$2,619,099	$271,854,184

Total realized and unrealized gains and
losses included in changes in net assets	(6,156,301)	(343,360)	(6,499,661)
Purchases, capital additions, issuances
and settlements	(12,442,465)	(506,519)	(12,948,984)

Ending balance – December 31, 2009	$250,636,319	$1,769,220	$252,405,539

     Mortgage Notes,
Investment in      Bonds Payable          Interest
Real Estate                           and certain                                    Rate
   Properties      Credit Facilities         Derivatives

Net change in unrealized appreciation
 (depreciation) from assets and liabilities
  still held at December 31, 2009        $ (66,888,210)      $ 6,952,607           $      219,174

The values of real estate properties have been prepared giving consideration to the income and sales comparison approaches of estimating property value. The income approach estimates an income stream for a property and discounts this income plus a reversion (presumed sale) into a present value at a risk adjusted rate. Yield rates and growth assumptions utilized in this approach are derived from market transactions as well as other financial and industry data.  The sales comparison approach compares recent transactions to the appraised property. Adjustments are made for dissimilarities which typically provide a range of value. Generally, the income approach carries the most weight in the value reconciliation.  The Company’s real estate properties are generally classified within Level 3 of the valuation hierarchy.

The fair values of mortgage loans and bank loans payable are determined by discounting the future contractual cash flows required under terms of the obligations to the present value using a current market interest rate. The market rate is determined by giving consideration to one or more of the following criteria as appropriate: (i) interest rates for loans of comparable quality and maturity, and (ii) the value of the underlying collateral.  The Company’s mortgage loans, notes payable and certain credit facilities are generally classified within Level 3 of the valuation hierarchy.

The fair values for the derivative assets are estimated using industry standard valuation models, such as the Black-Scholes model and where market-based observable inputs are not available, using management judgment to develop assumptions to determine fair value.  Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward prices. The Company’s derivative assets are classified within Level 3 of the valuation hierarchy.

9.           MANAGEMENT SERVICES

A management agreement between the Company and the Manager was entered into on June 4, 2007.  The agreement provides for the Manager to perform property management services for which it receives a property management fee equal to 4.5% of the gross receipts from real estate properties.

For the year ended December 31, 2009, the Company incurred $2,264,942 of property management fees, which are included in operating expenses in the accompanying consolidated statement of operations.

10.           FINANCIAL HIGHLIGHTS

The following represents the financial highlights attributable to the members for the year ended December 31, 2009:

Ratios to average net assets: (1)

Net investment income (2)        5.00%

Expenses, including interest      105.00%

Internal rate of return (3)               (58.95%)

(1)	Average net assets are calculated based upon the weighted average of the beginning and ending net assets of the year ending December 31, 2009.
(2)	Net investment income includes income less all expenses other than any realized and unrealized gains and losses.
(3)	Internal rate of return calculated based on all cash inflows and outflows since inception and net assets at December 31, 2009.

11.           RISKS AND UNCERTAINTIES

The Company and the properties in which it has an interest are operating in a challenging and uncertain economic environment.  Financial and real estate companies continue to be affected by the lack of liquidity in financial markets, declines in real estate values and the reduction in the willingness of financial institutions to make new loans and refinance or extend existing loans on the same terms and conditions. The Company’s estimates of fair value are based upon the best information available as of the date of valuation. Should market conditions continue to deteriorate there is no assurance that such conditions will not result in further decreased property values and cash flows.

12.           SUBSEQUENT EVENTS

On March 12, 2010, the Company sold Elliot’s Crossing for $11,850,000 in an all cash transaction.  The proceeds of the sale were used to retire the mortgages on Elliot’s Crossing and Exchange at Palm Bay, which allowed monies totaling $2,843,551 held as restricted cash, in connection with these loans to be released.

On April 14, 2010, the Company entered into a loan agreement for $2,500,000 secured by Jackson Park Place II.

The Company has evaluated subsequent events through April 29, 2010 and has determined there are no other items to disclose.